

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2020

Via E-mail

David A. Carpenter, Esq.
Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020

Re: **Aimmune Therapeutics, Inc.**
Schedule 13E-3 filed September 14, 2020, as amended September 21, 2020
Filed by Aimmune Therapeutics, Inc.
File No. 005-88972

Schedule TO-T Filed September 14, 2020, as amended September 21, 2020
Filed by SPN MergerSub, Inc. and Société des Produits Nestlé S.A.
File No. 005-88972

Dear Mr. Carpenter:

The staff in the Office of Mergers and Acquisitions has reviewed your filings. We have the comments set forth below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3
General

1. We note that as of July 2020, Nestlé had entered into preliminary discussions with Aimmune regarding the potential acquisition. Please tell us why Nestlé S.A. and Société des Produits Nestlé S.A. did not file an amended Schedule 13D to disclose the material change to the facts set forth in the previously filed Schedule 13D until August 31, 2020, the date the Merger Agreement was executed.

2. Your disclosure defines "Unaffiliated Security Holders" to mean the stockholders of Aimmune other than Nestlé and its affiliates. Please note that the staff considers officers and directors of the subject company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please advise us whether the term "Unaffiliated Security Holders" applies to any other directors and officers of Aimmune or its affiliates and revise your disclosure accordingly.

Schedule TO-T – Exhibit (a)(1)(A) – Offer to Purchase for Cash
Summary Term Sheet
Recent Aimmune Trading Prices; Subsequent Trading, page 6

3. Where you reference the premium as measured from the last trading day prior to execution of the Merger Agreement, please qualify this disclosure by discussing any recent decline in the share price resulting from the ongoing pandemic.

Special Factors
Background, page 12

4. Please supplement your discussion of the events leading up to the Execution of the Merger Agreement to address whether or not the FDA approval for Aimmune's Palforzia treatment was a factor in the timing of the transaction.

Purpose of and Reasons for the Offer and the Merger, page 17

5. Your disclosure of the purpose of the proposed transaction appears to have been generally applicable at any time during the Company's history. Therefore, please revise to state why Nestlé is pursuing this transaction now as opposed to at any other time.

6. We note your disclosure that Nestlé expects to pay off the outstanding borrowings of Aimmune under the credit agreement by and among Aimmune, KKR Peanut Aggregator L.P. and Cortland Capital Markets Services LLC. Please quantify the expected payoff amount here. Refer to Instruction 2 to Item 1013 of Regulation M-A.

Position of Nestlé and Purchaser Regarding Fairness of the Offer and the Merger, page 18

7. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please expand your discussion of the factors upon which the fairness determination is based to address factors such as historical market prices, purchase prices paid in previous purchases, and future prospects of the Company. Refer to clauses (ii) and (vi) of Instruction 2 to Item 1014 of Regulation M-A. Alternatively, please disclose why such factors were not deemed material or relevant.

8. If the Nestlé Parties did not consider the procedural safeguards set forth in Item 1014(c), (d) and (e), please explain why the Nestlé Parties believe that the Rule 13e-3 transaction is fair in the absence of such safeguards.

9. Please address if and how the Nestlé Parties considered the recent decline of Aimmune's share price, and any related effect of the pandemic on the share price, in making its fairness determination. Refer to Item 1014(b) of Regulation M-A and the Response to Question 20 in Exchange Act Release 34-17719 (April 13, 1981).

10. Address whether the Nestlé Parties considered as a factor the required termination fee to be paid by Aimmune to Nestlé in the event the Merger Agreement is terminated.

Conditions of the Offer, page 62

11. You state that the conditions to the offer "may be waived by Nestlé and Purchaser in whole or in part at any time and from time to time in their sole discretion" (other than the Minimum Tender Condition). We also note your disclosure that the failure by Nestlé to exercise its rights with respect to such conditions "shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time." This suggests that Nestlé may become aware that an offer condition has been triggered yet the tender offer may proceed without new disclosure. To the extent you become aware of any offer condition becoming operative in a way that would enable Nestlé to terminate the offer or cancel the obligation to accept tenders, and Nestlé elects to proceed with the offer anyway, we view that decision as a waiver of the condition. If a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 14d-6(c). Please revise this section to qualify the referenced disclosure by affirming Nestlé's understanding of its obligation to disclose material changes.

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-7951. You may also contact Perry Hindin, Special Counsel, at (202) 551-3444.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions